

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Brian Markison
Chief Executive and Director and Principal Financial Officer
RVL Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: RVL Pharmaceuticals plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 20, 2023**
> **File No. 001-38709**

Dear Brian Markison:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences